UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PowerUp Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7207P 103

(CUSIP Number)

May 18, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7207P 103

1	NAME OF REPORTING PERSONS PowerUp Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,187,500(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,187,500(1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,500(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.9%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G7207P 103

1	NAME OF REPORTING PERSONS Bruce Hack
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,187,500(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,187,500(1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,500(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.9%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G7207P 103

1	NAME OF REPORTING PERSONS Gabriel Schillinger
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,187,500(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,187,500(1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,500(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.9%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 4. This figure represents 7,187,500 Class A ordinary shares originally issued as Class B ordinary shares in a private placement prior to the initial public offering of the Issuer and converted on a one-for-one basis on May 18, 2023. Terms of these shares are more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-261941). Messrs. Hack and Schillinger are the managing members of PowerUp Sponsor LLC. As such, each of Messrs. Hack and Schillinger has shared voting and investment discretion with respect to the ordinary shares held of record by PowerUp Sponsor LLC and may be deemed to have beneficial ownership of the ordinary shares held directly by PowerUp Sponsor LLC. Each of Messrs. Hack and Schillinger disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(2)	Excludes 9,763,333 ordinary shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 8,991,229 ordinary shares issued and outstanding as of May 23, 2023, as reported in the Current Report on Form 8-K filed by the Issuer on May 23, 2023.

SCHEDULE 13G/A

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13G (this “Schedule 13G/A”) is filed on behalf of PowerUp Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Bruce Hack and Gabriel Schillinger (collectively, the “Reporting Persons”) for the purpose of updating the ownership percentage of the Reporting Persons reported in the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (the “Original Schedule 13G”) as a result of the redemption of approximately 26,946,271 Class A ordinary shares of the Issuer, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on May 23, 2023, and updating Item 4 of the Original Schedule 13G to account for the conversion of Class B ordinary shares of the Issuer held by the Reporting Persons into Class A ordinary shares, as reported in the Current Report on Form 8-K filed by the Issuer on May 23, 2023.

This Schedule 13G/A is being filed to report amendments to the Original Schedule 13G as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original Schedule 13G.

Item 1(a).	Name of Issuer

PowerUp Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

188 Grand Street Unit #195, New York, NY 10013

Item 2(a).	Names of Persons Filing

PowerUp Sponsor LLC

Bruce Hack

Gabriel Schillinger (collectively, the “Reporting Persons”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2023, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the ordinary shares reported herein.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

188 Grand Street Unit #195, New York, NY 10013

Item 2(c).	Citizenship

PowerUp Sponsor LLC is a limited liability company formed in Delaware.

Each of Mr. Hack and Mr. Schillinger is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G7207P 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

As previously disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on May 23, 2023, on May 18, 2023, the Sponsor elected to convert its Class B ordinary shares into Class A ordinary shares of the Company on a one-for-one basis. As a result, 7,187,500 of the Company’s Class B ordinary shares were cancelled and 7,187,500 of the Company’s Class A ordinary shares were issued to such converting Class B shareholders. The Sponsor agreed that all of the terms and conditions applicable to the Class B ordinary shares set forth in the Letter Agreement, dated February 17, 2022, by and among the Company, its officers, its directors and the Sponsor (the “Letter Agreement”), shall continue to apply to the Class A ordinary shares that the Class B ordinary shares converted into, including the voting agreement, transfer restrictions and waiver of any right, title, interest or claim of any kind to the Issuer’s trust account or any monies or other assets held therein.

As of May 23, 2023, the Reporting Persons may be deemed to beneficially own 7,187,500 of the Issuer’s Class A ordinary shares, representing 79.9% of the total of ordinary shares issued and outstanding.

The percentage of the Class A ordinary shares held by the Reporting Persons is based on 8,991,229 ordinary shares issued and outstanding as of May 23, 2023, as reported in the Current Report on Form 8-K filed by the Issuer on May 23, 2023.

PowerUp Sponsor LLC is the record holder of the shares reported herein. Messrs. Hack and Schillinger are the managing members of PowerUp Sponsor LLC. As such, each of Messrs. Hack and Schillinger has shared voting and investment discretion with respect to the ordinary shares held of record by PowerUp Sponsor LLC and may be deemed to have beneficial ownership of the ordinary shares held directly by PowerUp Sponsor LLC. Each of Messrs. Hack and Schillinger disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 30, 2023

PowerUp Sponsor LLC,
a Delaware limited liability company

By:	/s/ Bruce Hack
Name: Bruce Hack
Title: Manager

By:	/s/ Gabriel Schillinger
Name: Gabriel Schillinger
Title: Manager

/s/ Bruce Hack
Bruck Hack

/s/ Gabriel Schillinger
Gabriel Schillinger